UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 5, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	By-Law No. 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: December 5, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

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ENBRIDGE INC.

(the Corporation)

BY-LAW NO. 2

A BY-LAW RELATING TO ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS

OF THE CORPORATION

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

1 Introduction. The Corporation is committed to: (i) facilitating an orderly and efficient annual or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; (iii) allowing the Corporation and shareholders to evaluate each nominee’s qualifications and suitability as a director of the Corporation; and (iv) allowing shareholders to cast an informed vote.

The purpose of this by-law of the Corporation is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. This by-law is the framework by which the Corporation seeks to fix a deadline by which shareholders of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

It is the belief of the Corporation and the board of directors of the Corporation that this by-law is beneficial to shareholders and other stakeholders. This by-law will be subject to periodic review and, subject to the Act (as defined below), will reflect changes as required by securities regulatory agencies or stock exchanges and, at the discretion of the board of directors, amendments necessary to meet evolving industry standards.

In this by-law unless the context otherwise requires, words importing the singular number only shall include the plural, gender shall include the masculine, feminine and neuter genders; words importing persons shall include an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, and any number or aggregate of persons.

2 Nomination Procedures. Subject only to the Act, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting:

(a)	by or at the direction of the board of directors, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders meeting by one or more of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a Nominating Shareholder) who:

(i)	at the close of business on the date of the giving of the notice provided for in Section 4 of this by-law and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation, and

(ii)	complies with the notice procedures set forth below in this by-law.

3 Nominations for Election. For the avoidance of doubt, the procedures set forth in this by-law shall be the exclusive means for any person to bring nominations for election to the board of directors before any annual or special meeting of shareholders of the Corporation.

4 Timely Notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation in accordance with this by-law.

5 Manner of Timely Notice. To be timely, a Nominating Shareholder’s notice must be given:

(a)	in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than thirty (30) days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the date (the Notice Date) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder shall be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made.

6 Proper Form of Notice. To be in proper written form, a Nominating Shareholder’s notice must set forth or be accompanied by, as applicable:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a Proposed Nominee):

(i)	the name, age and business and residential address of the Proposed Nominee;

(ii)	the principal occupation, business or employment of the Proposed Nominee, both present and within the five years preceding the notice;

(iii)	whether the Proposed Nominee is a “resident Canadian” within the meaning of the Act;

(iv)	the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)	a description of any relationship, agreement, arrangement or understanding (financial, compensation or indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any Affiliates or Associates of, or any person or entity acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee’s nomination and election as a director;

(vi)	whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee; and

(vii)	any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws;

(b)	as to the Nominating Shareholder:

(i)	the name, business and residential address of such Nominating Shareholder;

(ii)	the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such Nominating Shareholder or any other person with whom such Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)	whether such Nominating Shareholder intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

(iv)	any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and

(c)	a written consent duly signed by each Proposed Nominee to being named as a nominee for election to the board of directors and to serve as a director of the Corporation, if elected.

References to “Nominating Shareholder” in this by-law shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

7 Notice to be Updated. To be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

8 Power of the Chair. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

9 Delivery of Notice. Notwithstanding any other provision of this by-law, notice given to the corporate secretary of the Corporation pursuant to this by-law may only be given by personal delivery or electronic mail, and shall be deemed to have been given and made only at the time it is served by personal delivery or sent by electronic mail of such transmission has been received) to the secretary of the Corporation, at the address of the principal executive offices of the Corporation, or, in the case of electronic mail, to: CorporateSecretary@enbridge.com; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

10 Board of Directors Discretion. Notwithstanding the foregoing, the board of directors may, in its sole discretion, waive any requirement in this by-law.

11 Definitions. For purposes of this by-law:

(a)	Act means the Canada Business Corporations Act;

(b)	Applicable Securities Laws means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada; and

(c)	public announcement shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Terms used in this by-law that are defined in the Act shall have the meanings given to those terms in that Act.

12 Effective Date. This By-law No. 2 shall come into force on the date of the resolution of the board of directors enacting this by-law or such other date as provided by the board of directors.

ENACTED by the Board the 2nd day of December, 2014.

/s/ “Al Monaco”
Al Monaco, President & CEO

/s/ “Tyler W. Robinson”
Tyler W. Robinson, Vice President & Corporate Secretary

This By-Law No. 2 is subject to confirmation by ordinary resolution at the next meeting of shareholders.

/s/ “Tyler W. Robinson”
Tyler W. Robinson, Vice President & Corporate Secretary

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